NO ACT

PE
12-16-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005795

January 4, 2011

Brett A. Pletcher
Vice President and General Counsel
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-11

Re: Gilead Sciences, Inc.
Incoming letter dated December 16, 2010

Dear Mr. Pletcher:

This is in response to your letter dated December 16, 2010 concerning the shareholder proposal submitted to Gilead by John Chevedden. We also have received letters from the proponent dated December 22, 2010 and January 2, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Gilead Sciences, Inc.
Incoming letter dated December 16, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to some basis for your view that Gilead may exclude the proposal under rule 14a-(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Gilead to amend Gilead's bylaws to require that a special meeting be held if requested by the holders of record of at least 20% of Gilead's outstanding common stock. You indicate that the proposal and the proposal sponsored by Gilead directly conflict and that inclusion of both proposals in the proxy materials would present alternative and conflicting decisions for the shareholders. You also indicate that approval of both proposals would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Gilead omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This further responds further to the December 16, 2010 request to block this rule 14a-8 proposal for shareholders to call a special meeting. The company had absolutely no intention of bringing this topic to a shareholder vote until a shareholder proposal was submitted.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

The company does not explain why it only plans to submit one proposal when there are at least two separate issues for shareholders to consider. The separate issues involved include:

1) Whether shareholders support a shareholder right to call a special meeting.
2) Whether shareholders favor 10% or 20% of shareholders to be able to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand in its entirety and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Bret Pletcher <brett.pletcher@gilead.com>

[GILD: Rule 14a-8 Proposal, November 15, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint, Safeway, Motorola and R. R. Donnelley. This proposal topic is thus one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 83%-support in 2010.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $14 million for our CEO John Martin.

The newly-adopted CEO ownership guideline of 5-times base salary should be 10-times base salary. Mr. Martin received more than nine times his salary in equity awards in 2009. Discrsion was allowed in our annual cash incentive plan.

The Corporate Library said seven directors were beyond age 70, five directors had tenure of 12 to 20 years (the longer the tenure the less the independence). Moreover, CEO Martin, Lead Director James Denny, and Executive Pay Committee Chair Gordon Moore had served together for 14 years. Carla Hills (who was 25% of our Nomination Committee) was a "Flagged (Problem) Director" due to significant shareholder value losses at Time Warner, Lucent and AIG during her director tenure. Director John Cogan (who was 33% of our Audit Committee) was flagged for his Monaco Coach directorship prior to bankruptcy.

Our company seems to have a scorched-earth response to improved corporate governance. Our company (with the approval of Governance Chairman Gayle Wilson) submitted a costly brief to the Securities and Exchange Commission to prevent us from voting on a Simple Majority Vote proposal. This proposal ultimately won our 83%-support.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Gilead Sciences, Inc. (GILD)
Special Meeting Topic
John Chevedden

Ladies and Gentlemen:

This responds to the December 16, 2010 request to block this rule 14a-8 proposal.

The shareholder proposal is a proposal for unilateral board action. The company does not have an "alternative" proposal for unilateral board action.

This is to request that the Securities and Exchange Commission allow this resolution to stand in its entirety and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Bret Pletcher <brett.pletcher@gilead.com>



December 16, 2010

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Gilead Sciences, Inc. – 2011 Annual Meeting
Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Gilead Sciences, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2011 annual meeting of stockholders (the "2011 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from the 2011 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachment are being sent simultaneously to John Chevedden as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA
phone 650 574 3000 *facsimile* 650 578 9264

www.gilead.com

Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. INTRODUCTION

The Proposal states:

> *RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.*
>
> *This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareholders but not to management and/or the board.*

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting").

II. ANALYSIS

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts With a Proposal to be Submitted by the Company at its 2011 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

Currently, neither the Company's Restated Certificate of Incorporation nor the Company's Amended and Restated Bylaws (the "Bylaws") permit shareholders to call a special meeting. In light of evolving views and practice concerning the ability of shareholders to call special meetings, the Company has decided to ask its shareholders to approve an amendment to the Bylaws that would require the

Company to hold a special meeting if requested by holders of record of at least 20% of the shares of Company common stock outstanding (the "Company Proposal"). The Company intends to submit the Company Proposal to shareholders for approval at the 2011 Annual Meeting.

The Staff has consistently held that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., The Hain Celestial Group, Inc.* (Sept. 16, 2010; *recon. denied* Oct. 6, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 25% of the company's outstanding common stock to call such meetings); *Raytheon Co.* (Mar. 29, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 25% of the company's outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *International Paper Co.* (Mar. 11, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 20% of the company's outstanding common stock to call such meetings); *Medco Health Solutions, Inc.* (Jan. 4, 2010; *recon. denied* Jan. 26, 2010) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 40% of the company's outstanding common stock to call such meetings through a charter amendment); *EMC Corp.* (Feb. 24, 2009) (concurring with the exclusion of a shareholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require shareholders to hold 40% of the company's outstanding common stock to call such meetings). *See also Gyrodyne Company of America, Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require holders of at least 30% of the shares to call such meetings).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the present facts. For example, in *International Paper Co.* the Staff concurred in excluding a proposal requesting that the company amend its bylaws and each appropriate governing document to give holders of 10%

of the company's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special meeting because it conflicted with the company's proposal which would require shareholders to hold 20% of the company's outstanding common stock to call such a meeting. The Staff permitted exclusion under Rule 14a-8(i)(9) because the proposals presented "alternative and conflicting decisions for International Paper's shareowners and would create the potential for inconsistent and ambiguous results if both proposals were approved." Similarly, the Company Proposal and the Proposal present "alternative and conflicting decisions" for the Company's shareholders as the Company Proposal would require ownership of at least 20% of the Company's shares to call a special meeting and the Proposal requests that owners of 10% of the Company's shares be permitted to call a special meeting.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

III. CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2011 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Brett A. Pletcher
Vice President and General Counsel

Attachment

cc: John Chevedden

EXHIBIT A

Proposal and Supporting Statement

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John C. Martin
Chairman of the Board
Gilead Sciences, Inc. (GILD)
333 Lakeside Dr
Foster City CA 94404

Dear Mr. Martin,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 15, 2010
Date

cc: Gregg H. Alton <gregg.alton@gilead.com>
Corporate Secretary
PH: 650 574-3000
FX: 650 578-9264 (Def)
Bret Pletcher <brett.pletcher@gilead.com>
General Counsel

[GILD: Rule 14a-8 Proposal, November 15, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) in regard to calling a special meeting that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies: CVS Caremark, Sprint, Safeway, Motorola and R. R. Donnelley. This proposal topic is thus one of several proposal topics that often win high shareholder support, such as the Simple Majority Vote proposal that won our 83%-support in 2010.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" with "High Governance Risk," and "High Concern" in executive pay – $14 million for our CEO John Martin.

The newly-adopted CEO ownership guideline of 5-times base salary should be 10-times base salary. Mr. Martin received more than nine times his salary in equity awards in 2009. Discrsion was allowed in our annual cash incentive plan.

The Corporate Library said seven directors were beyond age 70, five directors had tenure of 12 to 20 years (the longer the tenure the less the independence). Moreover, CEO Martin, Lead Director James Denny, and Executive Pay Committee Chair Gordon Moore had served together for 14 years. Carla Hills (who was 25% of our Nomination Committee) was a "Flagged (Problem) Director" due to significant shareholder value losses at Time Warner, Lucent and AIG during her director tenure. Director John Cogan (who was 33% of our Audit Committee) was flagged for his Monaco Coach directorship prior to bankruptcy.

Our company seems to have a scorched-earth response to improved corporate governance. Our company (with the approval of Governance Chairman Gayle Wilson) submitted a costly brief to the Securities and Exchange Commission to prevent us from voting on a Simple Majority Vote proposal. This proposal ultimately won our 83%-support.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

November 15, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 75 shares of Gilead Sciences, Inc. (GILD) common stock, CUSIP #375558103, since at least November 14, 2008. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289